FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 30, 2011 regarding Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries’ agreement on consolidation of hydroelectric power generation system business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date March 30, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi, Ltd. Mitsubishi Electric Corporation Mitsubishi Heavy Industries, Ltd.

Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries Agree

On Consolidation of Hydroelectric Power Generation System Business

Tokyo, March 30, 2011 – Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”), Mitsubishi Electric Corporation (TSE: 6503, “Mitsubishi Electric”) and Mitsubishi Heavy Industries, Ltd. (TSE: 7011, “MHI”) today announced that they have entered into a basic agreement calling for the three companies to consolidate their hydroelectric power generation system operations. Discussions toward this end have been under way since last year, as previously announced on July 5, 2010. Under the agreement, the three companies agreed to establish a preparatory company (the “Preparatory Company”) in May 2011 as a subsidiary of Hitachi and to transfer their hydroelectric power generation system operations to the Preparatory Company by way of simplified company split (the “Company Split”).

In the coming years, hydroelectric power generation is expected to attract continuous demand as a clean renewable energy contributing toward the realization of a low-carbon society. In Japan, while the number of projects in planning to build large-scale new plants has been decreasing, demand is expected to remain solid for renovation and preventive maintenance of existing power generation facilities and for upgrading of power generation capacity. In overseas markets, vigorous and sustained demand is anticipated in such countries as China, where large-scale electric power development projects leveraging that nation’s abundant water resources are in progress, as well as in Latin America and India. For Japanese manufacturers the business environment continues to be severe, however, due to competition against European manufacturers and expansion into overseas markets by Chinese manufacturers.

Against this backdrop, Hitachi, Mitsubishi Electric and MHI reached a common recognition that the most effective means to strengthen and expand related business would be to pool their respective operating resources and engage jointly in hydroelectric power generation system operations.

Outline of the Company Split

1. Split Method

Hitachi, Mitsubishi Electric and MHI will transfer their respective operations to the Preparatory Company by way of simplified company split.

2. Operations to be Transferred

Hitachi

1. Marketing, installation and after-sale services pertaining to the water turbines, generators, and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2. Hydroelectric power generation systems engineering

3. Development and design of core components (water turbines, generators and auxiliary controllers, etc.) of hydroelectric power generation systems

Mitsubishi Electric

1. Marketing, installation and after-sale services pertaining to the water turbines, generators and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2. Hydroelectric power generation systems engineering

3. Development and design of core components (generators and auxiliary controllers, etc.) of hydroelectric power generation systems

MHI

1. Marketing, installation and after-sale services pertaining to the water turbines and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2. Hydroelectric power generation systems engineering

3. Development and design of core components (water turbines, etc.) of hydroelectric power generation systems

Outline of Splitting Companies

Hitachi, Ltd.

1. Scope of business:	Development, manufacture and sales of products and provision of services across 11 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, Others (consolidated)

2. Establishment: February 1, 1920

3. Headquarters: 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

4. President: Hiroaki Nakanishi

5. Capital (as of March 31, 2010): 408,810 million yen

6. Shares (as of March 31, 2010): 4,518,132,365

7. Stockholders’ equity (as of March 31, 2010): 1,284,658 million yen (consolidated)

8. Total assets (as of March 31, 2010): 8,951,762 million yen (consolidated)

9. Close of fiscal year: March 31

10. Principal shareholders and their holdings (as of March 31, 2010):

The Master Trust Bank of Japan, Ltd. (Trust Account): 7.0%

Japan Trustee Services Bank, Ltd. (Trust Account): 5.8%

NATS CUMCO: 3.2%

Mitsubishi Electric Corporation

1. Scope of business (consolidated):	Development, production, marketing and servicing of energy and electric systems, industrial automation systems, information & communication systems, electronic devices, home appliances, etc.

2. Establishment: January 15, 1921

3. Headquarters: 2-7-3, Marunouchi, Chiyoda-ku, Tokyo

4. President & CEO: Kenichiro Yamanishi

5. Capital (as of March 31, 2010): 175,820 million yen

6. Shares (as of March 31, 2010): 2,147,201,551

7. Stockholders’ equity (as of March 31, 2010): 1,021,194 million yen (consolidated)

8. Total assets (as of March 31, 2010): 3,215,094 million yen (consolidated)

9. Close of fiscal year: March 31

10. Principal shareholders and their holdings (as of March 31, 2010):

The Master Trust Bank of Japan, Ltd. (Trust Account): 8.9%

Japan Trustee Services Bank, Ltd. (Trust Account): 5.4%

State Street Bank and Trust Company: 4.9%

Mitsubishi Heavy Industries, Ltd.

1. Scope of business:	Manufacture, etc. in the fields of shipbuilding & ocean development, power systems, machinery & steel structures, aerospace, medium-lot manufactured machinery, etc.

2. Establishment: January 11, 1950

3. Headquarters: 16-5, Konan 2-chome, Minato-ku, Tokyo

4. President: Hideaki Omiya

5. Capital (as of March 31, 2010): 265,608 million yen

6. Shares (as of March 31, 2010): 3,373,647,813

7. Stockholders’ equity (as of March 31, 2010): 1,328,772 million yen (consolidated)

8. Total assets (as of March 31, 2010): 4,262,859 million yen (consolidated)

9. Close of fiscal year: March 31

10. Principal shareholders and their holdings (as of March 31, 2010):

Japan Trustee Services Bank, Ltd. (Trust Account): 4.6%

The Master Trust Bank of Japan, Ltd. (Trust Account): 3.9%

The Nomura Trust and Banking Co., Ltd. (holder in retirement benefit trust for

The Bank of Tokyo-Mitsubishi UFJ, Ltd.): 3.7%

Outline of the Preparatory Company

Name: HM Hydro, Ltd. (subject to change)

Headquarters: Tokyo

Establishment: May 2011

Representative: To be announced

Scope of business:	Marketing, plant engineering, installation and after-sale servicing of hydropower generation systems; development and design of core components (water turbines, generators, etc.) of hydropower generation systems

Capital: 200 million yen

Equity distribution: Hitachi 98%, Mitsubishi Electric 1%, MHI 1%

Note: The capital and equity distribution data presented above refer to the planned status at the time of company establishment in May 2011. Changes are planned to take effect from October 1, 2011.

Schedule of the Company Split

Date of approval of company split agreement: July 2011

Date of signing of company split agreement: July 2011

Effective date: October 1, 2011

Note: The Company Split is deemed to be a simplified company split pursuant to Article 784, Paragraph 3 of the Companies Act of Japan. Therefore, Hitachi, Mitsubishi Electric and MHI do not plan to convene shareholders’ meetings to seek approval for the company split agreement.

Further details concerning the Company Split will be announced once they have been determined. The impact of the Company Split on the business results of Hitachi, Mitsubishi Electric and MHI is expected to be negligible.

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